SEC
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MAR 02 2009

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UN
SECURITIES ANI 09058842
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65470

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CREDICORP SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

121 Alhambra Plaza
(No. and Street)

Coral Gables, (City) FL (State) 33134 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Maria Elena Perez (786) 999-1613
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morrison, Brown, Argiz & Farra, LLP
(Name – *if individual, state last, first, middle name*)

1001 Brickell Bay Drive, 9th Floor, Miami, Florida 33131
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Maria Elena Perez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CREDICORP SECURITIES, INC., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Mr. Fernando Montero, a director of this firm, is also the beneficiary of ABM Trust. ABM Trust maintains an account at Credicorp Securities, Inc.

NANCY BAYER
MY COMMISSION # DD 574371
EXPIRES: August 11, 2010
Bonded Thru Notary Public Underwriters

[signature]
Signature

DEPUTY GENERAL MANAGER
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- x☒ (a) Facing Page.
- x☒ (b) Statement of Financial Condition.
- x☒ (c) Statement of Income (Loss).
- x☒ (d) Statement of Changes in Financial Condition.
- x☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- x☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- x☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- x☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- x☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- x☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CREDICORP SECURITIES, INC.
(A Wholly-Owned Subsidiary of
Credicorp Limited)

CONTENTS:

MBAF
MORRISON BROWN ARGIZ & FARRA, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
Credicorp Securities, Inc.
(A Wholly-Owned Subsidiary of Credicorp Limited)

We have audited the accompanying statements of financial condition of Credicorp Securities, Inc. (a wholly-owned subsidiary of Credicorp Limited) (the "Company") as of December 31, 2008 and 2007, and the related statements of income, changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements and accompanying information referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and accompanying information based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Credicorp Securities, Inc. (a wholly-owned subsidiary of Credicorp Limited) as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the financial statements, an affiliate of the Company suffered significant write-off's to its investments as a result of the current financial crisis. Substantially all of the Company's revenues are derived from activities and referrals from related parties, including the aforementioned affiliated company. The Company is dependent on the continued operations and continued success of the affiliate company which represents approximately 41% of the Company's revenues for the year ended December 31, 2008. As a result, any material losses to the affiliate company could have a negative impact on the Company and its ongoing operations.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is accompanying information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Morrison, Brown, Argiz & Farra, LLP

Miami, Florida
February 5, 2009

CREDICORP SECURITIES, INC.
(A Wholly-Owned Subsidiary of
Credicorp Limited)

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31,

ASSETS	2008	2007
Cash	$ 678,335	$ 256,310
Cash at clearing organization	216,329	139,194
Certificates of deposit	200,000	200,000
Deposit with clearing organization	100,000	100,000
Investments owned, at fair market value	1,421,417	1,091,915
Furniture, equipment and leasehold improvements, net	133,092	169,808
Deferred tax asset	56,847	56,847
Prepaid expenses	8,318	9,435
Accrued revenue	17,268	18,592
Other assets	19,148	5,188
TOTAL ASSETS	$ 2,850,754	$ 2,047,289
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Accounts payable	$ 50,936	$ 30,572
Income taxes payable	128,427	11,191
Accrued expenses	227,874	173,189
TOTAL LIABILITIES	407,237	214,952
COMMITMENTS AND CONTINGENCIES (NOTE 7)		
STOCKHOLDER'S EQUITY		
Common stock, $1 par value; 1,000 shares authorized, issued and outstanding	1,000	1,000
Additional paid-in capital	1,499,000	1,499,000
Retained earnings	943,517	332,337
TOTAL STOCKHOLDER'S EQUITY	2,443,517	1,832,337
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 2,850,754	$ 2,047,289

The accompanying notes are an integral part of these financial statements.

CREDICORP SECURITIES, INC.
(A Wholly-Owned Subsidiary of Credicorp Limited)

STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31,

	2008	2007
REVENUES:		
Commissions	$ 1,741,880	$ 1,628,427
Investment advisory fees	798,420	800,067
Principal transactions	710,075	313,232
Professional services fees	58,332	69,248
Interest income	44,451	22,961
Miscellaneous income	-	30,344
TOTAL REVENUES	3,353,158	2,864,279
Interest expense	(9,604)	(2,961)
NET REVENUES	3,343,554	2,861,318
OPERATING EXPENSES:		
Salaries and employee benefits	1,295,349	1,068,634
Clearing charges	315,252	353,845
Rent	216,595	197,816
Selling, general, and administrative	190,000	216,667
Communication expense	124,202	113,121
Professional service fees	78,655	71,311
Depreciation and amortization	46,386	44,708
Travel and entertainment	34,181	37,044
Insurance	14,193	13,621
Professional development	4,930	5,758
Other operating expenses	43,886	36,351
TOTAL OPERATING EXPENSES	2,363,629	2,158,876
INCOME BEFORE INCOME TAXES	979,925	702,442
INCOME TAX EXPENSE	368,745	267,583
NET INCOME	$ 611,180	$ 434,859

The accompanying notes are an integral part of these financial statements.

CREDICORP SECURITIES, INC.
(A Wholly-Owned Subsidiary of Credicorp Limited)

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS (DEFICIT)	TOTAL STOCKHOLDER'S EQUITY
BALANCES, JANUARY 1, 2007	$ 1,000	$ 1,499,000	$ (102,522)	$ 1,397,478
Net income	-	-	434,859	434,859
BALANCES, DECEMBER 31, 2007	1,000	1,499,000	332,337	1,832,337
Net income	-	-	611,180	611,180
BALANCES, DECEMBER 31, 2008	$ 1,000	$ 1,499,000	$ 943,517	$ 2,443,517

The accompanying notes are an integral part of these financial statements.

CREDICORP SECURITIES, INC.
(A Wholly-Owned Subsidiary of
Credicorp Limited)

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31,

	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 611,180	$ 434,859
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation and amortization	46,386	44,708
Deferred tax asset	-	12,768
(Increase) decrease in operating assets:		
Cash at clearing organization	(77,135)	(54,222)
Investments owned, at fair market value	(329,502)	(653,108)
Prepaid expenses	1,117	1,197
Accrued revenue	1,324	(15,240)
Other assets	(13,960)	(5,188)
Increase (decrease) in operating liabilities:		
Accounts payable	20,364	30,572
Income taxes payable	117,236	9,365
Accrued expenses	54,685	156,505
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	431,695	(37,784)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of furniture, equipment and leasehold improvements	(9,670)	(20,599)
Proceeds from sale of equipment	-	748
NET CASH USED IN INVESTING ACTIVITIES	(9,670)	(19,851)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	422,025	(57,635)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	256,310	313,945
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 678,335	$ 256,310

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year for:

	2008	2007
Interest	$ 9,604	$ 2,961
Income taxes	$ 251,509	$ 241,500

The accompanying notes are an integral part of these financial statements.

1. GENERAL

Credicorp Securities, Inc. (the "Company") was incorporated on September 28, 2001, originally as ASB Securities, Inc. On June 19, 2002, the Company filed Articles of Amendment to change its name to Credicorp Securities, Inc., a Florida corporation. The Company is a wholly-owned subsidiary of Credicorp Limited (the "Parent"), a limited liability company incorporated in Bermuda in 1995 to act as a holding company, to coordinate the policy administration of its subsidiaries and to engage in investing activities. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's activities are currently limited to sales of investment company shares, corporate equity securities, corporate debt securities, bonds, United States of America government securities, and stocks. The Company may engage in discretionary account management for institutional clients. Approximately 98% and 94% of the Company's revenues are derived from transactions with related parties (see NOTE 3) for the years ended December 31, 2008 and 2007, respectively. The Company clears all securities transactions through Pershing LLC ("Pershing").

An affiliate of the Company suffered significant write-off's to its investments as a result of the current financial crisis. As noted above, substantially all of the Company's revenues are derived from activities and referrals from related parties, including the aforementioned affiliated company. The Company is dependent on the continued operations and continued success of the affiliate company which represents approximately 41% of the Company's revenues for the year ended December 31, 2008. As a result, any material losses to the affiliate company could have a negative impact on the Company and its ongoing operations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES

Basis of Financial Statement Presentation

The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Securities Transactions

Revenues for executing customer securities transactions and associated expenses are recorded as earned and incurred, on a trade date basis. Marketable securities are valued at market value. Unrealized appreciation or depreciation is reflected in income currently.

On January 1, 2008, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 157, Fair Value Measurements ("SFAS 157") as it relates to financial assets and financial liabilities. SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This statement establishes a fair value hierarchy that distinguishes between valuations obtained from sources independent of the entity and those from the entity's own unobservable inputs that are not corroborated by observable market data.

For many financial instruments, fair value is based on independent sources such as quoted market prices or dealer price quotations. To the extent certain financial instruments trade infrequently or are not marketable, they may not have readily determinable fair values. In these instances, the Company estimates fair value using various pricing models and available information that management deems most relevant. Among the factors considered by the Company in determining the fair value of financial instruments are discounted anticipated cash flows, the cost, terms and liquidity of the instrument, the financial condition, operating results and credit ratings of the issuer or underlying company, the quoted market price of publicly traded securities with similar quality and yield, and other factors generally pertinent to the valuation of financial instruments. See Note 11, "Fair Value Measurements" for further discussion.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES (CONTINUED)

Securities Transactions (continued)

In October 2008, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position No. 157-3, "Determining the Fair Value of a Financial Asset in a Market That is Not Active" ("FSP FAS 157-3"), which clarifies the application of SFAS 157 when the market for a financial asset is inactive. Specifically, FSP FAS 157-3 clarifies how (1) management's internal assumptions should be considered in measuring fair value when observable market information from an inactive market should be taken into account, and (3) the use of broker quotes or pricing services should be considered in assessing the relevance of observable and unobservable data to measure fair value. The guidance in FSP FAS 157-3 is effective immediately.

Statement of Cash Flows

For purposes of the statements of cash flows and cash equivalents, the Company considers highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents.

Clearing Arrangements

The Company has a clearing agreement with Pershing to provide execution and clearing services on behalf of its customers on a fully disclosed basis. All customer records and accounts are maintained by Pershing. At December 31, 2008 and 2007, the cash at clearing organization of $216,329 and $139,194, respectively, is with Pershing. Pursuant to the clearing agreement, the Company is required to maintain a deposit of $100,000 in the clearing organization.

Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are recorded at cost less accumulated depreciation and amortization. Leasehold improvements are amortized using the straight-line method over either the economic useful life of the improvement or the lease term, whichever is shorter. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets ranging from three to five years.

Repairs and maintenance are expensed as incurred. Expenditures that increase the value or productive capacity of assets are capitalized. When furniture and equipment are retired, sold, or otherwise disposed of, the asset's carrying amount and related accumulated depreciation are removed from the accounts and any gain or loss is included in operations.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Management identifies and evaluates potential uncertain tax positions to determine whether the probability exists that a tax position taken in a tax return would be sustained upon examination by a taxing authority. Reserves for uncertain tax positions are recorded if management determines it is probable either a position would not be sustained upon examination or if a payment would have to be made to a taxing authority and the amount was reasonably estimable.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES (CONTINUED)

Investment Advisory Fees and Professional Services Fees

The Company has agreements with an affiliate to provide professional and investment advisory services. These agreements provide for automatic renewals on an annual basis. Fees are recorded as earned by the Company at the time services are provided in accordance with the terms of the underlying agreements.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Pronouncements

Accounting for Uncertainty in Income Taxes

In June 2006, the FASB issued interpretation No. 48, "Accounting for Uncertainty in Income Taxes-an interpretation of FASB No. 109" ("FIN 48"). FIN 48 clarified the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes." FIN 48 was originally effective for fiscal years beginning after December 15, 2006 but was deferred for nonpublic companies to fiscal years beginning after December 15, 2007. In December 2008, the FASB issued FASB Staff Position ("FSP") No. FIN 48-3, "Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises." This FSP allows certain nonpublic entities to elect to further defer the effective date of FIN 48 to fiscal years beginning after December 15, 2008. The Company has elected to defer the implementation of FIN 48 as permitted by the FSP. The Company is in the process of determining whether the implementation of FIN 48 will have a material effect on the Company's financial statements for the year ending December 31, 2009.

Effective Date of FASB Statement No. 157

In February 2008, the FASB issued FASB Staff Position FAS 157-2, "Effective Date of FASB Statement No. 157" ("FSP FAS 157-2"). FSP FAS 157-2 delays the effective date of SFAS 157 to fiscal years beginning after November 15, 2008 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The adoption of FSP FAS 157-2 is not expected to have a material impact on the Company's financial statements.

The Fair Value Option for Financial Assets and Financial Liabilities

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities – including an amendment of FASB Statement No. 115." SFAS No.159 gives the Company the irrevocable option to carry most financial assets and liabilities at fair value that are not currently required to be measured at fair value. If the fair value option is elected, changes in fair value would be recorded in earnings at each subsequent reporting date. SFAS No. 159 is effective for the Company's 2008 fiscal year. SFAS No. 159 did not have an impact on the Company's financial condition, results of operations and cash flows since the Company elected not to adopt the statement.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES (CONTINUED)

New Accounting Pronouncements (Continued)

The Hierarchy of Generally Accepted Accounting Principles

In May 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles". SFAS No. 162 is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with accounting principles generally accepted in the United States of America ("GAAP") for nongovernmental entities. Prior to the issuance of SFAS 162, GAAP hierarchy was defined in the American Institute of Certified Public Accountants ("AICPA") Statement on Auditing Standards ("SAS") No. 69, "The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles." SFAS No. 162 is effective November 15, 2008. The adoption of SFAS No. 162 did not have a material effect on the Company's financial statements.

Reclassifications
Certain reclassifications of the prior year financial statements have been made to conform to the current year presentations.

3. RELATED PARTY TRANSACTIONS

In the normal course of business, the Company conducts transactions with related institutions. The significant related party amounts included in the accompanying financial statements are as follows for the years ended December 31:

	2008	2007
Transactions included in the statements of income:		
Commissions revenue and principal transactions	$ 2,399,363	$ 1,880,691
Investment advisory fees revenue	798,420	800,867
Professional services fees revenue	58,332	69,248
Clearing charges expense	308,491	342,726
Rent expense	216,595	197,816
Commission rebates expense	158,692	155,012
Administrative expense	150,000	150,000

Clearing charges are paid to a third party, Pershing, however such clearing charges are the results of transactions executed for related parties and, therefore, are included herein.

4. CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company encounters economic risk, mainly comprised of credit risk and market risk. Credit risk arises from the customer securities activities which are transacted on either cash or margin basis. These transactions may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and margin requirements are not sufficient to fully cover losses which customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill those obligations. In connection with its clearing arrangements, the Company is required to guarantee the performance of its customers in meeting their contracted obligations.

Concentrations of credit risk arise when a number of customers are engaged in similar business activities, or activities in the same geographic region, or have similar economic features that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. A significant amount of the Company's business activity is conducted through its related parties with customers located in Latin America and mainly Peru. Accordingly, the Company's operations are susceptible to changes in the economies of these countries.

4. CONCENTRATIONS OF CREDIT RISK (CONTINUED)

As a securities broker and dealer, the Company is engaged in various brokerage and trading activities with domestic and international investors. The Company attempts to minimize credit risk associated with these activities by monitoring customer credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited with or returned to the Company when necessary. The credit risk is also minimized by the careful monitoring of customer accounts by the clearing firm.

At various times during the year, the Company has maintained deposits with other financial institutions in excess of amounts received. The exposure to the Company from these transactions is solely dependent upon daily balances and the financial strength of the respective institutions.

5. INVESTMENTS OWNED, AT FAIR MARKET VALUE

Investments owned, at fair market value, consist of corporate bonds as of December 31:

	2008	2007
Corporate bonds	$ 1,421,417	$ 1,091,915

6. FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS, NET

Furniture, equipment, and leasehold improvements, net, are as follows as of December 31:

	2008	2007
Leasehold improvements	$ 302,204	$ 302,204
Furniture and office equipment	145,667	145,667
Computer equipment	53,776	44,106
Artwork	4,671	4,671
	506,318	496,648
Less accumulated depreciation and amortization	(373,226)	(326,840)
Furniture, equipment and leasehold improvements, net	$ 133,092	$ 169,808

For the years ended December 31, 2008 and 2007, depreciation and amortization expense amounted to $46,386 and $44,708, respectively.

7. COMMITMENTS AND CONTINGENCIES

Operating Lease

The Company subleases office space from an affiliated company, Banco de Credito del Peru-Miami Agency ("BCP"). The Company's rent is based on an allocation from BCP, based on the percentage of space it occupies. There are no specified fixed rents and the Company's rent expense may vary over the lease term based on the amount of space it occupies. Rent expense for all operating leases was $216,595 and $197,816 for the years ended December 31, 2008 and 2007, respectively, including taxes. The sublease expires during April 2012. Based on the allocation of rent between BCP and the Company as of December 31, 2008, the aggregate minimum lease payments under all operating leases and subleases as of December 31, 2008 would be approximately as follows:

Years ending December 31,	
2009	$ 192,000
2010	198,000
2011	204,000
2012	51,000
	$ 645,000

7. COMMITMENTS AND CONTINGENCIES (CONTINUED)

Litigation

The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. In the opinion of management, the resolution of these matters will not have a material effect on the Company's financial position or results of operations.

8. INCOME TAXES

Income tax expense for the years ended December 31, 2008 and 2007 consists of the following:

	2008	2007
Current provision:		
Federal	$ 315,130	$ 217,640
State	53,615	37,175
	368,745	254,815
Deferred provision:		
Federal		10,902
State	-	1,866
	-	12,768
Income tax expense	$ 368,745	$ 267,583

Temporary differences between financial statement carrying amounts and tax bases of assets and liabilities that give rise to significant portions of the deferred tax asset are as follows at December 31:

	2008	2007
Deferred tax assets:		
Furniture, equipment and leasehold improvements	$ 56,847	$ 56,847

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based on these criteria, management has concluded that it is more likely than not that the deferred tax asset will be realized.

Income tax expense differed from the amounts computed by applying the United States Federal income tax rate of 34% to pretax income from continuing operations as a result of the following:

	2008	2007
Expected tax expense	$ 333,175	$ 238,830
State tax expense, net of Federal benefit	35,648	25,611
Permanent differences	718	1,776
Other	(796)	1,366
	$ 368,745	$ 267,583

9. EMPLOYEE BENEFIT PLANS

The Company participates with affiliates in a deferred contribution 401(k) plan which covers substantially all of its full-time employees. The plan includes employee contributions and matching contributions by the Company subject to certain limitations. The Company's matching contributions were $13,082 and $10,861 for the years ended December 31, 2008 and 2007, respectively.

10. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimal net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2008 and 2007, the Company had net capital of $2,186,943 and $1,571,450, which was $2,136,943 and $1,521,450, in excess of its required net capital of $50,000, respectively. The Company's ratio of aggregate indebtedness to net capital was 0.19 to 1 and 0.14 to 1 as of December 31, 2008 and 2007, respectively.

11. FAIR VALUE MEASUREMENTS

Fair Value Measurements

The Company adopted the provisions of SFAS 157 on January 1, 2008. SFAS 157 defines "fair value" as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal market, or if none exists, the most advantageous market, for the specific asset or liability at the measurement date (referred to as an exit price). SFAS 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy under SFAS 157 are:

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities at the measurement date.
Level 2 - Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.
Level 3 - Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. SFAS 157 requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Determination of Fair Value

The Company maintains policies and procedures to value its financial instruments using the highest level and most relevant data available. In addition, management reviews valuations, including independent price validation, for certain instruments.

The following describes the valuation methodologies the Company uses to measure different financial instruments at fair value, including an indication of the level in the fair value hierarchy in which each instrument is generally classified.

Corporate bonds. Corporate bonds are valued based on quoted market prices. All corporate bonds trade in active markets and are classified within Level 1.

11. FAIR VALUE MEASUREMENTS (CONTINUED)

ITEMS MEASURED AT FAIR VALUE ON A RECURRING BASIS

The following table presents the Company's financial instruments that are measured at fair value on a recurring basis as of December 31, 2008, for each fair value hierarchy level.

	December 31, 2008			
	Level 1	Level 2	Level 3	Total
Assets:				
Corporate bonds	$ 1,421,417	$ -	$ -	$ 1,421,417

The Company does not have any financial assets or liabilities that are measured at fair value on a non-recurring basis as of December 31, 2008.

ACCOMPANYING INFORMATION

CREDICORP SECURITIES, INC.
(A Wholly-Owned Subsidiary of
Credicorp Limited)

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER
RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2008

COMPUTATION OF NET CAPITAL	
Stockholder's equity	$ 2,443,517
Less nonallowable assets:	
Furniture, equipment, and leasehold improvements, net	133,092
Deferred tax assets	56,847
Prepaid expenses	8,318
Other assets	19,148
	217,405
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES	2,226,112
HAIRCUTS ON SECURITIES	39,169
NET CAPITAL	$ 2,186,943
NET CAPITAL REQUIREMENTS	
Minimum net capital required 1/15th of aggregate indebtedness or $50,000, whichever is greater	50,000
EXCESS NET CAPITAL	**$ 2,136,943**
EXCESS NET CAPITAL AT 1000% (NET CAPITAL LESS 10% OF AGGREGATE INDEBTEDNESS)	**$ 2,146,220**
SCHEDULE OF AGGREGATE INDEBTEDNESS	
Total liabilities from the statement of financial condition	$ 407,237
TOTAL AGGREGATE INDEBTEDNESS	**$ 407,237**
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	**0.19 to 1**

CREDICORP SECURITIES, INC.
(A Wholly-Owned Subsidiary of
Credicorp Limited)

SCHEDULE II
RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION TO COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5, PART II FILING AS OF DECEMBER 31, 2008

NET CAPITAL PER COMPUTATION	$ 2,186,943
Add audit adjustments	-
NET CAPITAL PER COMPUTATION INCLUDED IN THE COMPANY'S AMENDED UNAUDITED FORM X-17A-5, PART IIA FILING	$ 2,186,943

SCHEDULE III
STATEMENT ON EXEMPTION FROM THE COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2008

In accordance with the exemptive provisions of SEC Rule 15c3-3, especially exemption k (2) (ii), the Company is exempt from the computation of reserve requirements and the information relating to the possession or control requirements. All customer transactions are cleared through another broker/dealer on a fully disclosed basis. The Company holds no customer funds or securities. Any such funds or securities are promptly transmitted to the clearing broker/dealer.

SUBORDINATED LIABILITIES

As of December 31, 2008 and during the year then ended, the Company did not have any subordinated liabilities.

SUPPLEMENTARY REPORT

REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5(g) (1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

To the Board of Directors and Stockholder of
Credicorp Securities, Inc.
(A Wholly-Owned Subsidiary of Credicorp Limited)

In planning and performing our audit of the financial statements and accompanying information of Credicorp Securities, Inc. (A Wholly-Owned Subsidiary of Credicorp Limited) (the "Company") as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

MIAMI 1001 Brickell Bay Drive, 9th Floor, Miami FL 33131 | **T** 305 373 5500 **F** 305 373 0056 | www.mbafcpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors and Stockholder, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Morrison, Brown, Argiz & Farra, LLP

Miami, Florida
February 5, 2009

CREDICORP SECURITIES, INC.
(A Wholly-Owned Subsidiary of Credicorp Limited)

FINANCIAL STATEMENTS

DECEMBER 31, 2008 AND 2007

MBAF
MORRISON BROWN ARGIZ & FARRA, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS